SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 18)*

Johns Manville Corporation (formerly Schuller Corporation)

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

478129-10-9

(CUSIP Number)

Robert A. Falise, Esq.,
Manville Personal Injury Settlement Trust
143 Bedford Road
Katonah, NY 10536
(914) 767-3700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 19, 2000

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Manville Personal Injury Settlement Trust;
     I.R.S. Identification No. 52-6399827

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    112,730,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            112,730,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.2%

14.  TYPE OF REPORTING PERSON
     OO

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Robert A. Falise*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    112,730,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            112,730,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.2%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Falise disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Louis Klein, Jr.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     New York

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    112,730,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            112,730,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.2%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Klein disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Frank J. Macchiarola*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    112,730,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            112,730,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.2%

14.  TYPE OF REPORTING PERSON
     IN

*    Mr. Macchiarola disclaims beneficial ownership of the shares of Common
     Stock owned by the Trust.

CUSIP NO. - 478129-10-9

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Christian E. Markey, Jr.*

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [ ]
                                                                     (b)  [x]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS
     Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)         [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

  NUMBER OF         7.      SOLE VOTING POWER
   SHARES
 BENEFICIALLY               0
OWNED BY EACH
  REPORTING         8.      SHARED VOTING POWER
   PERSON
    WITH                    112,730,819

                    9.      SOLE DISPOSITIVE POWER

                            0

                    10.     SHARED DISPOSITIVE POWER

                            112,730,819

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     112,730,819

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                         [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     76.2%

14.  TYPE OF REPORTING PERSON
     IN

*    Judge Markey disclaims beneficial ownership of the shares of Common Stock owned by the Trust.

AMENDMENT NO. 18 TO SCHEDULE 13D
RELATING TO THE COMMON STOCK OF
JOHNS MANVILLE CORPORATION

           This Amendment No. 18 (this "Amendment") filed by the Manville Personal Injury Settlement Trust, a New York trust (the "Trust"), Robert A. Falise (a Trustee of the Trust), Louis Klein, Jr. (a Trustee of the Trust), Frank J. Macchiarola (a Trustee of the Trust) and Christian E. Markey, Jr. (a Trustee of the Trust, and together with Messrs. Falise, Klein and Macchiarola, the "Trustees"), amends and supplements the Statement on Schedule 13D relating to the Trust's ownership of shares of Common Stock, par value $.01 per share (the "Common Stock") of Johns Manville Corporation (formerly known as Schuller Corporation), a Delaware corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on December 8, 1988 by the Trust and its former trustees and the previous amendments and supplements thereto (as previously amended and supplemented, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

           Item 4 of the Schedule 13D is hereby further amended and supplemented as follows:

           The Company, HB Merger LLC and HB Finance LLC entered into an Agreement and Plan of Merger, dated as of June 22, 2000 (the “Hicks Merger Agreement”). The Hicks Merger Agreement provided that HB Merger LLC was to merge with and into the Company, the separate existence of HB Merger LLC was to cease, and the Company was to continue as the surviving corporation following the merger.

           On December 8, 2000 the Company announced that the Hicks Merger Agreement had been terminated by mutual agreement of the Company, HB Merger LLC and HB Finance LLC. As a result of the termination of the Hicks Merger Agreement the Trust Voting Agreement (as defined in Amendment No. 17 to the Schedule 13D, filed with the Commission on June 27, 2000 (“Amendment No. 17”)), was terminated, and the agreements referred to in Amendment No. 17 that were to become operative at the Effective Time (as defined in Amendment No. 17) will not become operative.

           On December 19, 2000, the Company entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Berkshire Hathaway, Inc., a Delaware corporation (“Parent”), and J Acquisition Corporation, a Delaware corporation (“Acquisition Subsidiary”).

           The Merger Agreement provides for a tender offer to acquire any and all of the outstanding shares of Common Stock (the “Tender Offer”) pursuant to which

Acquisition Subsidiary will pay $13.00 net to the seller in cash, without interest, for each share of Common Stock accepted for payment in the Tender Offer. The Merger Agreement further provides that following completion of the Tender Offer, Acquisition Subsidiary will be merged with and into the Company (the “Merger”), the separate existence of Acquisition Subsidiary will cease and each outstanding share of Common Stock (other than shares of Common Stock owned by Parent, Acquisition Subsidiary and any of their subsidiaries and Dissenting Shares (as defined in the Merger Agreement)) will be converted into the right to receive $13.00 net to the holder in cash without interest, and the Company will continue as the surviving corporation following the Merger.

           The Merger Agreement, including Annex A thereto, is incorporated by reference herein as Exhibit 1 to this Amendment. The description of the Merger Agreement contained in this Amendment is qualified in its entirety by reference to the Merger Agreement.

           In connection with the execution of the Merger Agreement, the Trust entered into the Stockholder Agreement, dated as of December 19, 2000, by and among Parent, Acquisition Subsidiary and the Trust (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, the Trust agreed to, promptly following receipt of the Court Approval or, if applicable, the Final Court Approval (each as defined in the Stockholder Agreement), tender into the Tender Offer all of its shares of Common Stock (other than any shares which have been purchased by the Company in connection with the Share Purchase Agreement as described below). In addition, pursuant to the Stockholder Agreement, the Trust agreed that during the period commencing on the date that the United States Bankruptcy Court of the Southern District of New York has issued the Court Approval and continuing until the Stockholder Agreement terminates pursuant to its terms at any meeting of the holders of shares of Common Stock that is held to approve the Merger, to vote all of its shares of Common Stock in favor of adoption of the Merger Agreement and against any other Acquisition Proposal (as defined in the Merger Agreement) other than the Merger. Pursuant to the Stockholder Agreement, the Trust has also agreed, following consummation of the Tender Offer, to sell to Acquisition Subsidiary any shares of Common Stock owned at such time by it at a price per share in cash equal to the price paid by Acquisition Subsidiary in the Tender Offer, if any of its shares of Common Stock were not previously tendered or if they were withdrawn in the Tender Offer.

           The Trust may terminate the Stockholder Agreement if (i) prior to acceptance for payment of shares of Common Stock tendered in the Offer, the board of directors of the Company modifies or withdraws its recommendation of the Merger Agreement, the Offer or the Merger in accordance with the terms of the Merger Agreement and, in connection with such modification or withdrawal, the Company enters into a binding agreement with respect to or consummates a transaction that constitutes a Superior Proposal (as defined in the Merger Agreement), (ii) the Court fails to issue the Court Approval after a notice and hearing thereon or the Court Approval is vacated, reversed or modified or amended, in whole or in part, so as to materially limit the Court

Approval or, if applicable, the Court Approval does not become a Final Court Approval (as defined in the Stockholder Agreement) or (iii) if, prior to acceptance for payment of shares of Common Stock tendered in the Offer, the Trustees authorize the Stockholder to enter into a binding agreement with respect to a transaction that constitutes a Superior Stockholder Proposal (as defined in the Stockholder Agreement) and the Stockholder has notified Parent and Acquisition Subsidiary in writing that it intends to enter into such an agreement and terminate the Stockholder Agreement, attaching the most current version of such agreement to such notice, and during the five business day period after the Trust’s notice, the representatives of Trustees shall have negotiated with Parent and Acquisition Subsidiary regarding the terms and conditions of a revised offer by Parent and Acquisition Subsidiary and if the Trustees shall have concluded, after considering any revised offer made by Parent and Acquisition Subsidiary during such period, that the Superior Stockholder Proposal giving rise to the Trust’s notice, as then revised, continues to be a Superior Stockholder Proposal. The Trust may not effect such termination sooner than the second Business Day after Parent and Acquisition Subsidiary receive the Trust’s notice, and the Trust agreed to notify Parent and Acquisition Subsidiary promptly if the Trustees determine not to enter into a binding agreement with respect to the Superior Stockholder Proposal as to which notification was given. The Stockholder Agreement will also terminate automatically (or at the election of Parent or Acquisition Subsidiary) upon the occurrence of certain events.

           The Trust also agreed pursuant to the Stockholder Agreement not to, from the period commencing on the date of the Stockholder Agreement and continuing until the Stockholder Agreement is terminated, except as set forth in the Stockholder Agreement, (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of or grant or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of its shares of Common Stock, or (ii) grant any proxies or power of attorney with respect to its shares of Common Stock.

           The Stockholder Agreement is incorporated by reference herein as Exhibit 2 to this Amendment. The descriptions of the Stockholder Agreement contained in this Amendment are qualified in their entirety by reference to the Stockholder Agreement.

           The Trust also entered into the Amended and Restated Tax Matters and Amended Trust Relationship Agreement, dated as of December 19, 2000, between the Company and the Trust (the “Tax Matters Agreement”). At the closing of the transactions contemplated by the Tax Matters Agreement, the Company will pay to or on behalf of the Trust an amount in cash equal to $90,000,000 in exchange for the Trust’s agreement to become liable for the income tax obligations relating to the Designated Settlement Fund (as defined in the Tax Matters Agreement) of the Trust for which the Company was responsible prior to such closing.

           The Trust and the Company agreed in the Tax Matters Agreement to enter into, at the closing of the transactions contemplated by the Tax Matters Agreement, a Third Amended and Restated Supplemental Agreement in the form attached as Exhibit A to the Tax Matters Agreement (the “Amended Supplemental Agreement”). The Amended Supplemental Agreement will further amend the Restated Supplemental Agreement (as defined in Item 6 of Amendment No. 4 to the Schedule 13D), as amended by the

Supplemental Agreement Amendment (as defined in Amendment No. 9 to the Schedule l3D). The Trust and the Company also agreed in the Tax Matters Agreement to enter into, at the closing of the transaction contemplated by the Tax Matters Agreement, an amendment (the “Trust Agreement Amendment”) to the Amended and Restated Trust Agreement (as defined in Item 6 of Amendment No. 12 to the Schedule 13D) in the form attached as Exhibit B to the Tax Matters Agreement.

           The Tax Matters Agreement, along with the Form of Amended Supplemental Agreement and the Trust Agreement Amendment attached as exhibits thereto, are incorporated by reference herein as Exhibit 3 to this Amendment. The descriptions of the Tax Matters Agreement and the exhibits thereto contained in this Amendment are qualified in their entirety by reference to the Tax Matters Agreement and such exhibits.

           The Trust has agreed, in a separate Letter Agreement, dated December 19, 2000, between the Trust and the Company (the “Company Letter Agreement”), attached as Exhibit 4 hereto, that if the Merger Agreement is terminated because of a termination of the Stockholder Agreement which is a result of the Trust entering into an agreement to effect a Superior Stockholder Proposal, the Trust will reimburse the Company for the Termination Fee (as defined in the Merger Agreement) and Expenses (as defined in the Company Letter Agreement) for which the Company may be liable to Acquisition Subsidiary or its designee under the Merger Agreement, subject to refund in certain circumstances. In addition, the Trust has agreed to reimburse the Company for the Termination Fee and Expenses for which it may be liable under the Merger Agreement in the event that the Merger Agreement is terminated as a result of the termination of the Stockholder Agreement with respect to the termination provisions therein relating to the Court Approval as well as in certain other situations. These payments are also subject to refund under certain specified circumstances. The Company has agreed in the Company Letter Agreement that it will not amend the Merger Agreement or waive conditions to the consummation of the Offer, except with the consent of the Trust.

           A copy of the Company Letter Agreement is attached as Exhibit 4 to this Amendment and is incorporated herein by reference. The descriptions of the Company Letter Agreement contained in this Amendment are qualified in their entirety by reference to this Company Letter Agreement.

           The Company and the Trust also entered into a Share Purchase Agreement dated as of December 19, 2000 (the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, the Trust and the Company agreed that the Trust will sell and the Company will purchase 10,500,000 shares of Common Stock prior to December 31, 2000 at a price of $13.00 a share. It is currently anticipated that the transactions contemplated by the Share Purchase Agreement will be closed on December 28, 2000.

The Share Purchase Agreement is incorporated by reference herein as Exhibit 5 to this Amendment. The descriptions of the Share Purchase Agreement contained in this Amendment are qualified in their entirety by reference to this Share Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is hereby further amended and supplemented as follows:

           The Trust beneficially owns 112,730,819 shares of Common Stock, representing approximately 76.2% of the outstanding shares of Common Stock (based on the 147,865,551 shares of Common Stock outstanding on November 7, 2000 according to the Company’s representations in the Merger Agreement referred to in Item 4 above). 100% of the 112,730,819 shares of Common Stock beneficially owned by the Trust are subject to the Stockholder Agreement. It is currently anticipated that after the transactions contemplated by the Share Purchase Agreement will be closed on or about December 28, 2000, the Trust would beneficially own 102,230,819 share of Common Stock representing approximately 74.4% of the outstanding shares of Common Stock (based on an expected amount of 137,365,551 shares of Common Stock outstanding on this date reflecting a repurchase of 10,500,000 shares of Common Stock by the Company pursuant to the Share Purchase Agreement).

           The number of shares of Common Stock over which each of the Trust and the Trustees has sole voting power, shared voting power, sole dispositive power and shared dispositive power is as follows:

           sole power to vote or direct the vote: -0-;

           shared power to vote or direct the vote: 112,730,819;

           sole power to dispose or direct the disposition: -0-; and

           shared power to dispose or direct the disposition: 112,730,819.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

           Item 6 of the Schedule 13D is hereby further amended and supplemented by incorporating the response contained in Item 4 of this Amendment.

Item 7.	Material to be Filed as Exhibits.
No.      Description

1.       Agreement and Plan of Merger, dated as of December 19, 2000, by and among Johns Manville Corporation, Berkshire Hathaway, Inc. and J
         Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Johns Manville Corporation (File No.
         1-8247) filed on December 22, 2000 (the "8-K").

2.       Stockholder Agreement, dated as of December 19, 2000 by and among
         Berkshire Hathaway, Inc., J Acquisition Corporation and Manville
         Personal Injury Settlement Trust (incorporated by reference to Exhibit
         2.3 to the 8-K).

3.       Tax Matters and Amended Trust Relationship Agreement, dated as of
         December 19, 2000, among Johns Manville Corporation and Manville
         Personal Injury Settlement Trust (incorporated by reference to Exhibit
         2.2 to the 8-K).

4.       Letter Agreement, dated as of December 19, 2000, between Johns Manville
         Corporation and Manville Personal Injury Settlement Trust.

5.       Share Purchase Agreement, dated as of December 19, 2000, between Johns
         Manville Corporation and Manville Personal Injury Settlement Trust
         (incorporated by reference to Exhibit 2.4 to the 8-K).

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated: December 22, 2000

MANVILLE PERSONAL INJURY SETTLEMENT TRUST
By:	/s/ Robert A. Falise

	Name: Title:	Robert A. Falise Trustee
By:	/s/ Louis Klein, Jr.

	Name: Title:	Louis Klein, Jr. Trustee
By:	/s/ Frank J. Macchiarola

	Name: Title:	Frank J. Macchiarola Trustee
By:	/s/ Christian E. Markey, Jr.

	Name: Title:	Christian E. Markey, Jr. Trustee